Exhibit 12.1
Cardinal Health, Inc. and Subsidiaries
Computation Of Ratio of Earnings To Fixed Charges

	June 30,
(in millions, except for ratios)	2008	2009	2010	2011	2012
Earnings before income taxes and discontinued operations	$1,295	$1,160	$1,212	$1,518	$1,698
Plus fixed charges:
Interest expense	143	118	125	95	92
Capitalized interest	14	5	3	6	6
Amortization of debt offering costs	4	4	10	2	3
Interest portion of rent expense	12	11	6	7	8
Fixed charges	173	138	144	110	109
Plus: amortization of capitalized interest	2	3	7	6	3
Less: capitalized interest	(14)	(5)	(3)	(6)	(6)
Earnings	$1,456	$1,296	$1,360	$1,628	$1,804

Ratio of earnings to fixed charges (1)	8.4	9.4	9.4	14.8	16.6
(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.